SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               -------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                (AMENDMENT NO. 1)

                       WINDSWEPT ENVIRONMENTAL GROUP, INC.
                       -----------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK $.0001 PAR VALUE
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   973812 10 0
                                 --------------
                                 (CUSIP Number)

                              NEIL M. KAUFMAN, ESQ.
                             KAUFMAN & MOOMJIAN, LLC
                           50 CHARLES LINDBERGH BLVD.
                          MITCHEL FIELD, NEW YORK 11553
                            TELEPHONE: (516) 222-5100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 16, 2001
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING
                                    BOX [ ].


                                 ---------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------- -----                                 --------------------------
CUSIP No. 973812 10 0                                 Page 2 of 13 Pages
---------------------                                 --------------------------

---------------------------------------------------------------------------
1        |    NAME OF REPORTING PERSON
         |    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |             Spotless Group Limited
         |
---------------------------------------------------------------------------
         |
2        |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
         |                                                       (b) [ ]
---------------------------------------------------------------------------
3        |    SEC USE ONLY
         |
---------------------------------------------------------------------------
4        |    SOURCE OF FUNDS*
         |
         |        WC
---------------------------------------------------------------------------
5        |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         |    TO ITEMS 2(d) OR 2(e)
         |                                                              [ ]
---------------------------------------------------------------------------
6        |    CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |        VICTORIA, COMMONWEALTH OF AUSTRALIA
---------------------------------------------------------------------------
                                 |   7    |       SOLE VOTING POWER
                                 |        |
                                 |        |            0
      NUMBER OF SHARES           |--------|--------------------------------
        BENEFICIALLY             |   8    |       SHARED VOTING POWER
       OWNED BY EACH             |        |
      REPORTING PERSON           |        |            61,335,107*
            WITH                 |--------|--------------------------------
                                 |   9    |        SOLE DISPOSITIVE POWER
                                 |        |
                                 |        |             0
                                 |--------|--------------------------------
                                 |   10   |        SHARED DISPOSITIVE POWER
                                 |        |
                                 |        |             61,335,107*
---------------------------------------------------------------------------
11       |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |        61,335,107*
---------------------------------------------------------------------------
12       |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         |    SHARES
         |                                                          [ ]
---------------------------------------------------------------------------
13       |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |        79%
---------------------------------------------------------------------------
14       |    TYPE OF REPORTING PERSON*
         |
         |        CO
---------------------------------------------------------------------------

         *SEE "ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER."

                                  SCHEDULE 13D

--------------- -----                                 --------------------------
CUSIP No. 973812 10 0                                 Page 3 of 13 Pages
---------------------                                 --------------------------

---------------------------------------------------------------------------
1        |    NAME OF REPORTING PERSON
         |    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |             Spotless Plastics (USA) Inc.  (EIN: 13-1956716)
         |
---------------------------------------------------------------------------
         |
2        |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
         |                                                        (b) [ ]
---------------------------------------------------------------------------
3        |    SEC USE ONLY
         |
---------------------------------------------------------------------------
4        |    SOURCE OF FUNDS*
         |
         |        WC
---------------------------------------------------------------------------
5        |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         |    TO ITEMS 2(d) OR 2(e)
         |                                                             [ ]
---------------------------------------------------------------------------
6        |    CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |        STATE OF DELAWARE, U.S.A.
---------------------------------------------------------------------------
                                 |   7    |       SOLE VOTING POWER
                                 |        |
                                 |        |            0
      NUMBER OF SHARES           |--------|--------------------------------
        BENEFICIALLY             |   8    |       SHARED VOTING POWER
       OWNED BY EACH             |        |
      REPORTING PERSON           |        |           61,335,107*
           WITH
                                 |--------|--------------------------------
                                 |   9    |       SOLE DISPOSITIVE POWER
                                 |        |
                                 |        |           0
                                 |--------|--------------------------------
                                 |   10   |       SHARED DISPOSITIVE POWER
                                 |        |
                                 |        |           61,335,107*
---------------------------------------------------------------------------
11       |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |        61,335,107*
---------------------------------------------------------------------------
12       |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         |    SHARES
         |                                                         [ ]
---------------------------------------------------------------------------
13       |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |        79%
---------------------------------------------------------------------------
14       |    TYPE OF REPORTING PERSON*
         |
         |        CO
---------------------------------------------------------------------------

        *SEE "ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER."

                                  SCHEDULE 13D

--------------- -----                                 --------------------------
CUSIP No. 973812 10 0                                 Page 4 of 13 Pages
---------------------                                 --------------------------

---------------------------------------------------------------------------
1        |    NAME OF REPORTING PERSON
         |    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |         Windswept Acquisition Corporation   (EIN: 11-3514983)
         |
---------------------------------------------------------------------------
         |
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
         |                                                       (b) [ ]
---------------------------------------------------------------------------
3        |    SEC USE ONLY
         |
---------------------------------------------------------------------------
4        |    SOURCE OF FUNDS*
         |
         |        WC
---------------------------------------------------------------------------
5        |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         |    TO ITEMS 2(d) OR 2(e)
         |                                                          [ ]
---------------------------------------------------------------------------
6        |    CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |        STATE OF DELAWARE, U.S.A.
---------------------------------------------------------------------------
                                 |    7   |     SOLE VOTING POWER
                                 |        |
                                 |        |        0
      NUMBER OF SHARES           |--------|--------------------------------
        BENEFICIALLY             |    8   |     SHARED VOTING POWER
       OWNED BY EACH             |        |
      REPORTING PERSON           |        |        61,335,107*
           WITH
                                 |--------|--------------------------------
                                 |    9   |     SOLE DISPOSITIVE POWER
                                 |        |
                                 |        |        0
                                 |--------|--------------------------------
                                 |    10  |     SHARED DISPOSITIVE POWER
                                 |        |
                                 |        |        61,335,107*
---------------------------------------------------------------------------
11       |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |        61,335,107*
---------------------------------------------------------------------------
12       |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         |   SHARES
         |                                                          [ ]
---------------------------------------------------------------------------
13       |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |        79%
---------------------------------------------------------------------------
14       |    TYPE OF REPORTING PERSON*
         |
         |        CO
---------------------------------------------------------------------------

        *SEE "ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER."

--------------- -----                                 --------------------------
CUSIP No. 973812 10 0                                 Page 5 of 13 Pages
---------------------                                 --------------------------

         This amendment No. 1 (this "Amendment") amends the Schedule 13D filed on November 9, 1999 (the "Schedule 13D") on behalf of Spotless Group Limited, a company organized under the laws of Victoria, Austrialia ("Spotless Group"), Spotless Plastics (USA) Inc., a Delaware corporation ("Spotless") and Windswept Acquisition Corporation, a Delaware corporation ("Acquisition Corp." and, together with Spotless Group and Spotless, the "Reporting Persons"), relating to the common stock, par value $.0001 per share (the "Common Stock") of Windswept Environmental Group, Inc. (the "Issuer").

Item 2.  Identity and Background.

         Item 2 is hereby amended and restated in its entirety to read as follows:

         This Schedule 13D, as amended, is filed by Spotless Group Limited, a company organized under the laws of Victoria, Australia ("Spotless Group"), Spotless Plastics (USA) Inc., a Delaware corporation ("Spotless"), and Windswept Acquisition Corporation, a Delaware corporation ("Acquisition Corp." and, together with Spotless Group and Spotless, the "Reporting Persons").

         The principal business of Spotless Group is (i) providing support services to tourism, leisure, healthcare, business, education and resources, defense and government markets in Australia and New Zealand and (ii) providing clothes hanger handling and display systems to retailers and garment manufacturers in the United States, Australia, Hong Kong, Turkey and the United Kingdom through its 100% owned plastics business. The address of the principal business office of Spotless Group is 350 Queens Street, Melbourne, Victoria, 3000, Australia. The name, business address, citizenship and present principal occupation of each director and executive officer of Spotless Group is set forth on Schedule I.

         Spotless's executive offices are located at 150 Motor Parkway, Suite 413, Hauppauge, New York 11788. The principal business of Spotless is supplying clothes hangars, handling and display systems to retailers and garment manufacturers. The name, business address, citizenship and present principal occupation of each director and executive officer of Spotless is set forth on
Schedule II.

         Acquisition Corp.'s address is 150 Motor Parkway, Suite 413, Hauppauge, New York 11788. The principal purpose of Acquisition Corp. is to hold the Acquired Shares (as defined below). The name, business address, citizenship and present principal occupation of each director and executive officer of Acquisition Corp. is set forth on Schedule III.

--------------- -----                                 --------------------------
CUSIP No. 973812 10 0                                 Page 6 of 13 Pages
---------------------                                 --------------------------

         Spotless Group directly owns 100% of the voting stock of Spotless Plastics Pty. Ltd., a company organized under the laws of Victoria, Australia, which in turn directly owns 100% of the voting stock of Spotless. Spotless directly owns 100% of the voting stock of Acquisition Corp.

         None of the Reporting Persons and none of the directors and officers of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following paragraph at the end of such item:

         No funds or other consideration was required to be paid in connection with the Conversions (as defined below).

Item 4. Purpose of Transaction.

         Item 4 is hereby amended and restated in its entirety to read as follows:

         On October 29, 1999, the Issuer entered into a Subscription Agreement (the "Subscription Agreement") with Spotless, pursuant to which Spotless subscribed for 22,284,683 shares of the Issuer's authorized but unissued shares of Common Stock, and 9,346 shares of the Issuer's Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred"), for an aggregate purchase price of $2,500,000 (the "Purchase Price"), or $0.07904 per share of Common Stock and $79.04 per share of Series B Preferred. Spotless assigned its rights under the Subscription Agreement to Acquisition Corp., and on October 29, 1999, Acquisition Corp. purchased the 22,284,683 shares of Common Stock and 9,346 shares of Series B Preferred.

          In connection with the execution and delivery of the Subscription Agreement, Spotless advanced the Issuer and Trade-Winds Environmental Restoration, Inc., North Atlantic Laboratories, Inc. and New York Testing Laboratories, Inc., each of which is a wholly owned subsidiary of the Issuer, as joint and several obligors, the sum of $2,000,000 pursuant to a Convertible Promissory Note dated October 29, 1999 (the "Note").

--------------- -----                                 --------------------------
CUSIP No. 973812 10 0                                 Page 7 of 13 Pages
---------------------                                 --------------------------

         At the time of issuance, neither the Series B Preferred nor the Note could have been converted into shares of Common Stock because the Issuer did not have a sufficient number of authorized shares of Common Stock to issue at such time. On September 19, 2000, the Issuer amended its Certificate of Incorporation to increase the number of authorized shares of Common Stock from 50,000,000 shares to 100,000,000 shares which was sufficient to allow for the conversion of the Series B Preferred and the Note into Common Stock. Subsequently, on March 15, 2001, the Issuer further amended its Certificate of Incorporation to increase the number of authorized shares of Common Stock to 150,000,000 shares.

         On November 16, 2001, Spotless exercised its right to convert all principal and accrued and unpaid interest on the Note. As of the date of conversion, the principal amount of $2,000,000 remained outstanding under the Note, and $256,951 in unpaid interest had accrued. As a result, upon conversion, the Issuer issued 28,555,250 shares of Common Stock to Spotless and the obligations of the Issuer and its subsidiaries to Spotless in the aggregate amount of $2,256,951 were satisfied. Upon such conversion, the Common Stock held
by Spotless was assigned  to  Acquisition  Corp.   Additionally,   on  November
16, 2001, Acquisition Corp. exercised its right to convert all 9,346 shares of the Series B Preferred. As a result of such conversion, in accordance with the terms of Issuer's Series B preferred stock, Acquisition Corp. was issued 10,495,174 shares of the Common Stock. After giving effect to these conversions (the "Conversions"), Acquisition Corp. beneficially owned 61,335,107 shares of the Common Stock, which represents 79% of the issued and outstanding shares of Common Stock.

         Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. The Reporting Persons intend to vote their shares as they deem appropriate from time to time. In determining from time to time whether to sell or distribute their shares of the Issuer's Common Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, other opportunities available to the Reporting Persons and the need from time to time for liquidity. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

--------------- -----                                 --------------------------
CUSIP No. 973812 10 0                                 Page 8 of 13 Pages
---------------------                                 --------------------------

Item 5.  Interest in Securities of the Issuer.

         Paragraph (a) of Item 5 is hereby amended and restated in its entirety as follows:

          (a) Acquisition Corp. is the direct beneficial owner of 61,335,107 shares of Common Stock which represent 79% of the outstanding shares of Common Stock. Spotless and Spotless Group may be deemed to be the indirect, beneficial owner of the Acquisition Corp.'s shares of Common Stock by virtue of Acquisition Corp.'s status as a direct and indirect wholly owned subsidiary, respectively, of Spotless and Spotless Group.

Item 6. Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer.

         The first paragraph of Item 6 is hereby amended and restated in its entirety as follows:

         Pursuant to Section 2.2(d) of the Employment Agreement, dated as of October 29, 1999, between the Issuer and Michael O'Reilly, President and Chief Executive Officer of the Issuer (the "Employment Agreement"), the Issuer has agreed to purchase in a single transaction any or all of the shares of Common Stock owned by Michael O'Reilly as of October 29, 1999 or which are issued to him under stock options outstanding as of the same date and which are vested and fully exercisable at the time (the "Shares") in the event that (i) the Term of Employment (as that term is defined in the Employment Agreement) shall expire,
(iii) Michael O'Reilly's employment shall be terminated by the Issuer other than for Cause (as that term is defined in the Employment Agreement), death or disability, or (iv) Michael O'Reilly's employment shall be terminated by him by Resignation with Good Reason (as that term is defined in the Employment Agreement).

--------------- -----                                 --------------------------
CUSIP No. 973812 10 0                                 Page 9 of 13 Pages
---------------------                                 --------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 11, 2002



                                     SPOTLESS GROUP LIMITED


                                     By:        /s/Peter A. Wilson
                                         --------------------------------
                                     Name:   Peter Alexander Wilson
                                     Title:  President



                                     SPOTLESS PLASTICS (USA) INC.


                                     By:      /s/ Charles L. Kelly
                                         --------------------------------
                                     Name:    Charles L. Kelly, Jr.
                                     Title:   Vice President of Finance and
                                              Administration



                                     WINDSWEPT ACQUISITIONS CORPORATION


                                     By:     /s/ Charles L. Kelly
                                         ---------------------------------
                                     Name:     Charles L. Kelly, Jr.
                                     Title:    Vice President of Finance and
                                               Administration

--------------- -----                                 --------------------------
CUSIP No. 973812 10 0                                 Page 10 of 13 Pages
---------------------                                 --------------------------

                                   SCHEDULE I

           LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SPOTLESS GROUP

-------------------------    --------------------------------       ------------------------------------------------
EXECUTIVE OFFICERS           BUSINESS ADDRESS                       PRINCIPAL OCCUPATION AND  CITIZENSHIP
AND DIRECTORS
-------------------------    --------------------------------       ------------------------------------------------
Brian S. Blythe              c/o Spotless Group Limited             Mr. Blythe is Chairman of the Board, Managing
                             350 Queens Street, Melbourne           Director and Chief Executive Officer of Spotless
                             Victoria, 3000, Australia              Group.

                                                                       Mr. Blythe is a citizen of the Commonwealth of
                                                                       Australia.
-------------------------    --------------------------------       ------------------------------------------------

John J. Bongiorno            c/o Spotless Group Limited             Mr. Bongiorno is the Director of Finance of the
                             350 Queens Street, Melbourne           Spotless Group.
                             Victoria, 3000, Australia
                                                                    Mr. Bongiorno is a citizen of the Commonwealth of
                                                                    Australia.

-------------------------    --------------------------------       ------------------------------------------------

Ronald B. Evans              c/oSpotless Group Limited              Mr. Evans is an Executive Director of Spotless
                             350 Queens Street, Melbourne,          Group.
                             Victoria, 3000, Australia
                                                                    Mr. Evans is a citizen of the Commonwealth of
                                                                    Australia.

-------------------------    --------------------------------       ------------------------------------------------

A Bruce McMullin             c/o Spotless Group Limited             Mr. McMullin is a Non-Executive Director of
                             350 Queens Street, Melbourne,          Spotless Group
                             Victoria, 3000, Australia
                                                                    Mr. McMullin is a citizen of the Commonwealth of
                                                                    Australia.

-------------------------    --------------------------------       ------------------------------------------------

Ian G. McMullin              c/o Spotless Group Limited             Mr. McMullin is a Non-Executive Director of
                             350 Queens Street, Melbourne,          Spotless Group and Spotless Services Limited.
                             Victoria, 3000, Australia
                                                                    Mr. McMullin is a citizen of the Commonwealth of
                                                                    Australia.


--------------- -----                                 --------------------------
CUSIP No. 973812 10 0                                 Page 11 of 13 Pages
---------------------                                 --------------------------

Brendan N. O'Brien, LLB      c/o Spotless Group Limited             Mr. O'Brien is an Executive Director of Spotless
                             350 Queens Street,                     Group.
                             Melbourne, Victoria, 3000,
                             Australia                              Mr. O'Brien is a citizen of the Commonwealth of
                                                                    Australia.

-------------------------    --------------------------------       ------------------------------------------------

Geoffrey T. Ricketts, LLB    c/o Spotless Group Limited             Mr. Rickets is a Non-Executive Director of Spotless
                             350 Queens Street, Melbourne,          Group and Spotless Services Limted, and a
                             Victoria, 3000, Australia              consultant of Russell McVeagh McKenzie Bartleet &
                                                                    Co., Solicitors, Auckland and Wellington, New
                                                                    Zealand.

                                                                    Mr. Ricketts is a citizen of the Commonwealth of
                                                                    Australia.

-------------------------    --------------------------------       ------------------------------------------------

Peter A. Wilson              c/o Spotless Group Limited             Mr. Wilson is the Executive Director--Plastics
                             350 Queens Street, Melbourne,          Division, President and Chief Executive Officer of
                             Victoria, 3000, Australia              Spotless and President and Chief Executive Officer
                                                                    of Acquisition Corp.

                                                                    Mr. Wilson is a citizen of the Commonwealth of
                                                                    Australia.

-------------------------    --------------------------------       ------------------------------------------------


--------------- -----                                 --------------------------
CUSIP No. 973812 10 0                                 Page 12 of 13 Pages
---------------------                                 --------------------------

                                   SCHEDULE II

              LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SPOTLESS

-------------------------    --------------------------------       ------------------------------------------------
EXECUTIVE OFFICERS           BUSINESS ADDRESS                       PRINCIPAL OCCUPATION AND  CITIZENSHIP
AND DIRECTORS
-------------------------    --------------------------------       ------------------------------------------------

Brian S. Blythe              c/o Spotless Group Limited             Mr. Blythe is Chairman of the Board, Managing
                             350 Queens Street, Melbourne           Director and Chief Executive Officer of Spotless
                             Victoria, 3000, Australia              Group.

                                                                    Mr. Blythe is a citizen of the Commonwealth of
                                                                    Australia.

-------------------------    --------------------------------       ------------------------------------------------

John J. Bongiorno            c/o Spotless Group Limited             Mr. Bongiorno is the Director of Finance of the
                             350 Queens Street, Melbourne           Spotless Group.
                             Victoria, 3000, Australia
                                                                    Mr. Bongiorno is a citizen of the Commonwealth of
                                                                    Australia.

-------------------------    --------------------------------       ------------------------------------------------

Ronald B. Evans              c/oSpotless Group Limited              Mr. Evans is an Executive Director of Spotless
                             350 Queens Street, Melbourne,          Group.
                             Victoria, 3000, Australia
                                                                    Mr. Evans is a citizen of the Commonwealth of
                                                                    Australia.

-------------------------    --------------------------------       ------------------------------------------------

Charles L. Kelly, Jr.        c/o Spotless Plastics (USA) Inc.       Mr. Kelly is currently the Vice President of
                             150 Motor Parkway - Suite 413          Finance and Administration, and Secretary of
                             Hauppauge, New York  11788             Spotless Enterprises Inc., a Delaware corporation
                                                                    ("Spotless Enterprises"), and Spotless. Mr. Kelly
                                                                    is also the Chief Financial Officer of the Issuer.

                                                                    Mr. Kelly is a citizen of the United States of
                                                                    America.

-------------------------    --------------------------------       ------------------------------------------------

Peter A. Wilson              c/o Spotless Group Limited             Mr. Wilson is the Executive Director--Plastics
                             350 Queens Street, Melbourne,          Division, President and Chief Executive Officer of
                             Victoria, 3000, Australia              Spotless and President and Chief Executive Officer
                                                                    of Acquisition Corp.

                                                                    Mr. Wilson is a citizen of the Commonwealth of
                                                                    Australia.

-------------------------    --------------------------------       ------------------------------------------------


--------------- -----                                 --------------------------
CUSIP No. 973812 10 0                                 Page 13 of 13 Pages
---------------------                                 --------------------------


                                  SCHEDULE III

          LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF ACQUISITION CORP.

-------------------------    --------------------------------       ------------------------------------------------
EXECUTIVE OFFICERS           BUSINESS ADDRESS                       PRINCIPAL OCCUPATION AND  CITIZENSHIP
AND DIRECTORS
-------------------------    --------------------------------       ------------------------------------------------

Brian S. Blythe              c/o Spotless Group Limited             Mr. Blythe is Chairman of the Board, Managing
                             350 Queens Street, Melbourne           Director and Chief Executive Officer of Spotless
                             Victoria, 3000, Australia              Group.

                                                                    Mr. Blythe is a citizen of the Commonwealth of
                                                                    Australia.

-------------------------    --------------------------------       ------------------------------------------------

John J. Bongiorno            c/o Spotless Group Limited             Mr. Bongiorno is the Director of Finance of the
                             350 Queens Street, Melbourne           Spotless Group.
                             Victoria, 3000, Australia
                                                                    Mr. Bongiorno is a citizen of the Commonwealth of
                                                                    Australia.

-------------------------    --------------------------------       ------------------------------------------------

Ronald B. Evans              c/oSpotless Group Limited              Mr. Evans is an Executive Director of Spotless
                             350 Queens Street, Melbourne,          Group.
                             Victoria, 3000, Australia
                                                                    Mr. Evans is a citizen of the Commonwealth of
                                                                    Australia.

-------------------------    --------------------------------       ------------------------------------------------

Charles L. Kelly, Jr.        c/o Spotless Plastics (USA) Inc.       Mr. Kelly is currently the Vice President of
                             150 Motor Parkway - Suite 413          Finance and Administration, and Secretary of
                             Hauppauge, New York  11788             Spotless Enterprises Inc., a Delaware corporation
                                                                    ("Spotless Enterprises"), and Spotless. Mr. Kelly
                                                                    is also the Chief Financial Officer of the Issuer.

                                                                    Mr. Kelly is a citizen of the United States of
                                                                    America.

-------------------------    --------------------------------       ------------------------------------------------

Peter A. Wilson              c/o Spotless Group Limited             Mr. Wilson is the Executive Director--Plastics
                             350 Queens Street, Melbourne,          Division, President and Chief Executive Officer of
                             Victoria, 3000, Australia              Spotless and President and Chief Executive Officer
                                                                    of Acquisition Corp.

                                                                    Mr. Wilson is a citizen of the Commonwealth of
                                                                    Australia.

-------------------------    --------------------------------       ------------------------------------------------